UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: **July 20, 2009**
Date of Earliest Event Reported**: July 14, 2009**

Eternal Image, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130 Farmington, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number including
Area Code: **248-932-3333**

n/a
(Former Name or Former Address if
Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 Entry into a Material Definitive Agreement.

On July 14, 2009, Eternal Image, Inc., a Delaware corporation ("ETNL" or the "Registrant"), entered into a Marketing and Equity Assignment Agreement ("Marketing Agreement") with Eternal Remembrance, Inc, a privately held Florida corporation located in Palm Harbor, Florida ("Remembrance"). Remembrance is a provider of remote access to post cremation urn storage facilities. It markets these services to family members and friends of deceased individuals whose ashes have been placed in urns in storage repositories.

Pursuant to the Marketing Agreement, the Registrant will allow Remembrance to promote its business through the Registrant's network of dealer/distributors and their clients at no cost to ETNL. In addition, ETNL shall allow Remembrance a representative presence (without cost to Remembrance) at any booths or like participation ETNL may have at major funerary conventions or similar programs. In consideration, the Registrant received a 10% equity interest in Remembrance (1,000,000 shares of its capital stock). Said shares may be anti-dilatable except for shares issued as a result of   certain capital raising activities by Remembrance, including the funding of a merger or acquisition. The initial term of the Marketing agreement is 15 years with performance related automatic renewal terms of 15 years.

The above described executed Asset Purchase Agreement is attached hereto and incorporated by reference as Exhibit 10.1.

ITEM 9.01 Financial Statements and Exhibits.

(c)
Exhibit 10.1   Marketing and Equity Assignment Agreement between
Eternal Image, Inc. and Eternal Remembrance, Inc. (July 14, 2009)

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETERNAL IMAGE, INC.

Date: July 20, 2009   By: /s/ *Clint Mytych*
                                                                                      Clint Mytych
                                                        Chief Executive Officer, Chief Financial Officer and
                                                                                        Chairman

Exhibit 10.1

Marketing and Equity Assignment Agreement

THIS AGREEMENT is made this ~~7th~~ ~~14th~~ day of ~~June~~ July, 2009 by and between Eternal Remembrance, Inc. and Eternal Image, Inc.

Recitals

Eternal Remembrance's business is to offer clients an opportunity to pay their respects to their deceased relatives or friends following cremation in the comfort and convenience of their own homes. The charge for this service will be a $50 annual fee for the stored urn and $10 for remote access for additional family members.

Eternal Remembrance desires to have its post cremation urn repository service promoted through Eternal Image's current network of more than 200 dealer/distributors and their clients. It is understood Eternal Image will continually strive to increase the number of participants in its network who also will be involved in marketing Eternal Remembrance's funerary storage program.

Agreements

In consideration of the mutual covenants set forth in this Agreement, Eternal Remembrance and Eternal Image hereby agree as follows:

1. **Marketing and Promotion.**

Eternal Remembrance shall, at its sole cost and expense, provide to Eternal Image the marketing materials for distribution to its network. Eternal Remembrance will be responsible for cost of shipping distribution and/or mailings exclusively for promoting Eternal Remembrance's service. Eternal Remembrance will be responsible for paying for promotional or marketing material. In instances where Eternal Image is making shipments of its products, billings or mailings to its clients and inserts Eternal Remembrance's brochures, Eternal Remembrance will not be responsible for any shipping costs.

In the event of Eternal Image mailings to its network, includes (piggybacking) sending Eternal Remembrance's brochures, Eternal Remembrance will be responsible for any increased mailing costs, providing it coincides with combination mailings being sent.

As additional consideration for its equity entitlement, Eternal Image agrees that wherever it participates in major funerary conventions or similar programs, it will provide space for promoting Eternal Remembrance's service at no cost to Eternal Remembrance.

In the future as a means of rapidly increasing client base, Eternal Remembrance may determine to offer Eternal Image and their network's clients the first year's annual $50 storage fee free of charge. Eternal Image will disseminate this information and Eternal Remembrance warrants it will be solely responsible for providing the free first year storage of all the urns received without cost to Eternal Image and/or its network clients. As stated above, this approach will not be initially implemented. Clients will be charged the $50 per year urn storage fee and $10 per year for family members living in remote areas wanting to pay their respects.

Eternal Remembrance will have the exclusive right to initiate this program and Eternal Image will cooperate in promoting their marketing approach so long as Eternal Remembrance is solely responsible for providing this initial year cost free storage program.

Eternal Image agrees not to commence marketing until Eternal Remembrance advises them that the repository is operational and ready to accept urns.

Eternal Image Initials _____   Eternal Remembrance Initials _____

2. Compensation.

In consideration of Eternal Remembrance utilizing Eternal Image marketing their Services described under this Agreement, upon the execution of this Agreement by the parties, Eternal Remembrance shall issue to Eternal Image a 10% equity (1,000,000 shares of the total authorized 10,000,000 shares) interest in Eternal Remembrance.

At present there are ten million shares that have been authorized and Eternal Image will receive one million shares which represents ten percent of the shares. There will be no shares issued above the ten million that would dilute Eternal Image's equity position, except when and if additional shares were being authorized and issued for the following:

a. To raise capital relative to the registration and filing for a public offering of Eternal Remembrance's stock.
b. To fund a merger or acquisition.
c. To raise capital or to purchase assets for the corporation.

In this instance, any dilution to Eternal Image that is caused by issuances of additional shares shall be the same as dilution to all other shareholders proportionate to their equity held at the time dilution occurs.

The parties understand Eternal Remembrance may be marketing on its own domestically and internationally outside of Eternal Image's network. Eternal Image will receive its entitlements from the efforts of Eternal Remembrance from all sources of their marketing programs.

Pursuant to the provisions set forth in Marketing and Promotion, Section 1, Paragraph 3, requiring Eternal Image to share space in their booth at no cost to Eternal Remembrance, it is understood this provision remains in effect as long as there has been no merger or acquisition activity involving Eternal Image. In the event either company is acquired by a third party, that transaction can only become effective by that party agreeing to abide by all terms of this Agreement with the exception that the acquisition or merging company will not be required to provide booth space at any convention for Eternal Remembrance.

In the future if Eternal Remembrance's financial advisors determine it would be an economical benefit to change from a "C" Corporation into an "S" Corporation or "LLP", such action will not affect the 10% equity entitlement earned by Eternal Image resulting from this Agreement.

If this occurs, Eternal Remembrance will provide, forthwith, Eternal Image with any new stock certificates or partnership agreement which documents Eternal Image's equity entitlement. Eternal Remembrance warrants that in no way will any action be taken which negatively impacts on the value of Eternal Image or any shareholder value.

3. General Provisions.

3.1 Entire Agreement.

This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes any and all prior agreements or understandings, written or oral, between Eternal Remembrance and Eternal Image related to the subject matter hereof. No modification of this Agreement shall be valid unless made in writing and signed by both parties hereto.

3.2 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. Exclusive jurisdiction and venue shall be in a court selected by Eternal Remembrance.

Eternal Image Initials _____ Eternal Remembrance Initials _____

3.3 Binding Effect.

This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns.

3.4 Good Faith.

Each party represents and warrants to the other that such party has acted in good faith, and agrees to continue to so act, in the negotiation, execution, delivery, performance, and any termination of this Agreement.

3.5 Indemnification.

Both parties warrant that everything they give one another to use in fulfillment of this Agreement is legally owned or licensed. Both parties agree to indemnify and hold harmless one another from any and all claims brought by any third party relating to any aspect of the subject matter herein, including, but without limitation, any and all demands, liabilities, losses, costs, and claims, including attorney's fees, arising out of injury caused by either party's products/services, material supplied, copyright infringement, and/or defective products sold via the advertising or Services of either party.

3.6 Use of Services and Creative Content for Promotional Purposes.

Both parties may advertise, use, or otherwise promote the creative content, description of Services performed, results of Services, and campaign data as they see fit for promotional purposes.

3.7 Attorney's Fees.

In the event any party to this Agreement shall show cause there is a need to obtain an attorney to enforce any of the terms of the Agreement, the prevailing party shall be entitled to recover its actual attorney's fees as determined by the appropriate court.

3.8 Term of Agreement.

This Agreement shall begin on ~~7/7/2009~~ 7-14-2009 and shall continue in full force for a period of 15 years. In the event that Eternal Image has received a minimum of two million dollars in cash or stock appreciation during the initial term of this contract, the Agreement will automatically be renewed for like 15 year periods, unless both parties or their assigns, concur in writing to eliminate any extension of this 15 year Agreement.

The parties represent and warrant that, on the date first written above, they are authorized to enter into this Agreement in its entirety, and duly bind their respective Corporations by their signatures below.

EXECUTED as of the date first written above.

Eternal Remembrance, Inc.

By: [signature]

Title: President

Date signed: 7-14-2009

Eternal Image, Inc.

By: [signature]

Title: President & CEO

Date signed: 7/7/2009

Eternal Image Initials [initials] Eternal Remembrance Initials ______